UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2012

Commission File Number  333-167277

(Translation of registrant’s name into English)
Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona  USA  85719
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.   Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.   Date of Material Change

State the date of the material change.

May 3, 2012

Item 3.   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated May 3, 2012 was disseminated by Globe Newswire.

Item 4.    Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Pan American Lithium Corp. (“Pan American” or the “Company”), today announces it has closed agreements with Sociedad Gareste, Limitada (“Gareste”) to acquire interests in two lithium brine projects in Atacama Region III, Chile.

In connection with closing of the Pedernales acquisition, Pan American is issuing 2 million shares of Pan American’s common stock (each, a “Share”)to Gareste and is granting of a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by Pan American for US$2 million prior to commercial production

The earn-in/joint venture agreement for Maricunga calls for Pan American to perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project.

The Company announces that the closing date of the share option agreement dated December 18, 2009 with Escondidas Internacional S.A. de C.V., a privately held Mexican corporation, has lapsed as the parties have not signed an agreement to extend the closing date.

The Company also announces, that it has retained Lexxus Capital, Inc. (“Lexxus”) through a consulting agreement under which Lexxus will assist Pan American as a strategic planning advisor in addition to services related to project negotiation, due diligence and acquisitions.  In consideration for these services, and subject to approval by the TSX Venture Exchange (the “TSXV”), the Company will pay $15,000 per month on a bi-monthly basis to Lexxus, payable in Shares.

Pan American also announces that it has entered into a financial consulting agreement with Zone Capital Partners, LLC (“Zone”), to assist the Company as a financial advisor.  For consideration of these services the Company will pay $5,000 per month for the term of this agreement and one million restricted common shares of the Company.

Item 5.1 Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.  See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries.  Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.  This item does not apply if, in respect of the transaction, your company sent an information circular to its security holders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.    Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.    Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.    Date of Report

May 3, 2012

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

May 3, 2012                                                                                                     TSX.V SYMBOL – PL

Pan American Lithium Corp. Announces Closure of Agreements to
Acquire Additional Lithium Interests in Chile and Expiration of Agreement with Escondidas

Pan American Lithium Corp. (TSX-V:PL) (OTCCB: PALTF) (“Pan American” or the “Company”), www.panamericanlithium.com, today announces it has closed agreements with Sociedad Gareste, Limitada (“Gareste”) to acquire interests in two lithium brine projects in Atacama Region III, Chile.

The Company closed a definitive purchase agreement whereby Pan American acquired mineral concessions totalling 4,200 hectares and other rights at the Salar de Pedernales, and entered into a joint venture agreement with Gareste at the Salar de Maricunga for concessions totalling 1,220 hectares along with other rights. The parties have put on hold negotiations for the Llanta aquifer project also announced previously.

In connection with closing of the Pedernales acquisition, Pan American is issuing 2 million shares of Pan American’s common stock (each, a “Share”)to Gareste and is granting of a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by Pan American for US$2 million prior to commercial production. The proposed acquisition is between arm’s length parties and did not require shareholder approval from the shareholders of Pan American.

The earn-in/joint venture agreement for Maricunga calls for Pan American to perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project, as set forth in the following table:

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		200,000
One year from execution of Agreement	US$100,000	100,000
Two years from execution of Agreement	US$100,000	100,000
Three years from execution of Agreement	US$100,000	100,000
Delivery of scoping study		100,000	10
Delivery of pre-feasibility study (”PFS”)		100,000	20
180 days after Delivery of PFS	US$ 100,000
Delivery of bankable feasibility study (“BFS”)		300,000	40
180 days after Delivery of BFS	US$ 100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	US$1 million	1,000,000	10
TOTALS	US$1.5 million	2 million	80

The Company can earn a 70% interest in Maricunga by delivering the three studies, paying the first three cash payments and issuing the Share as set out in the preceding tables. The Company has the right to terminate the earn-in at any time at its sole discretion. Pan American can earn a further 10% in the Maricunga project by providing financing for the debt portion of the capital to build the project, and an additional 6% of the project by providing Gareste with a full carry through production. Gareste also was granted a 2% NSR royalty capped at US$6 million, one-half of which can be repurchased by Pan American for US$2 million prior to commercial production. All Shares issued to Gareste will be subject to a hold period in accordance with applicable securities laws.

Andrew Brodkey, CEO of Pan American, commented: “the Company is pleased to close these important acquisitions of significant properties at key salars in Chile. These transactions are part of the Company’s overall strategy to consolidate land positions at salars with considerable potential for future brines projects. We believe that the salars de Pedernales and Maricunga, the second and third-largest salars in Chile, respectively, offer us this opportunity.”

In addition, the Company announces that the closing date of the share option agreement dated December 18, 2009 with Escondidas Internacional S.A. de C.V., a privately held Mexican corporation, has lapsed as the parties have not signed an agreement to extend the closing date.

In addition, the Company announces that it has terminated its consulting agreement with Level 3 Capital Management Inc. (“Level 3”), in which Level 3 assisted the Company as a corporate finance and strategic planning advisor.

The Company also announces, that it has retained Lexxus Capital, Inc. (“Lexxus”) through a consulting agreement under which Lexxus will assist Pan American as a strategic planning advisor in addition to services related to project negotiation, due diligence and acquisitions.  In consideration for these services, and subject to approval by the TSX Venture Exchange (the “TSXV”), the Company will pay $15,000 per month on a bi-monthly basis to Lexxus, payable in Shares.  The number of Shares to be issued to Lexxus is determined by dividing: (a) $30,000 (for each bi-monthly period); by (b) the closing price of the Shares on the last trading day of each bi-monthly period, applying the maximum discount allowable under TSXV policies.  The Shares issued under the agreement will be subject to a 4-month “Exchange Hold Period” in accordance with the policies of the TSXV.

Pan American also announces that it has entered into a financial consulting agreement with Zone Capital Partners, LLC (“Zone”), to assist the Company as a financial advisor.  For consideration of these services the Company will pay $5,000 per month for the term of this agreement and one million restricted common shares of the Company.  The Shares will be delivered to Zone on a bi-monthly basis by dividing (a) $20,000 (for each bi-monthly period); by (b) the closing price of the Shares on the Exchange on the last trading day of each bi-monthly period, applying the maximum discount allowable under TSXV policies.  The Shares issued under the agreement will be subject to a 4-month “Exchange Hold Period” in accordance with the policies of the TSXV.

Also, the Company has retained Sustantarts, via a consulting agreement, as an in-country Chilean advisory.  For consideration of these services, the Company will pay $120.00 per hour and grant fully-vested incentive stock options (the “Options”) to purchase 200,000 Shares for an exercise price of $0.07 per Share for a period of ten years from the date of grant.

About Pan American:

Pan American has rights in ten lithium-bearing salars in Chile’s Atacama Region III covering cumulatively more than 19,000 hectares, including the Laguna Verde surface brine lake.

On Behalf of the Board

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO
Tel: (520) 623-3090

For further information contact:
Jodi Henderson, Corporate Secretary
1-520-989-0032
Email: jhenderson@kriyah.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statements that: (i) These transactions are part of the Company’s overall strategy to consolidate land positions at salars with considerable potential for future brines projects and that the salars de Pedernales and Maricunga offer us this opportunity. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (iii) a decrease in demand for and price of lithium; (iv) the inability to obtain, or a change in local governmental or regulatory approval or policies that may adversely affect the exploration work; and (v) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Lithium Corp.

 Jodi Henderson
Jodi Henderson,
Corporate Secretary
Date: May 14, 2012